
January 9, 2017

Ryan Morris, CFA
Meson Capital Partners LLC
One Sansome Street, Suite 1895
San Francisco, CA 94104

> **Re: Sevcon, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 3, 2017 by Meson Capital LP et al.**
> **File No. 001-09789**

Dear Mr. Morris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

General

1. Please file additional soliciting material under cover of Schedule 14A no later than the date the material is first published, sent or given to security holders, as required by Rule 14a-12(b). In this regard, we note that the press release filed as Exhibit 99.1 to the Schedule 13D/A filed on December 22, 2016 appears to be soliciting material that you were required to file under cover of Schedule 14A. Additionally, we understand that Mr. Morris may have sent written solicitations to at least one stockholder of Sevcon. Please file the press release and any other written soliciting materials under cover of Schedule 14A and confirm that future additional soliciting materials will be filed on the day they are first published or provided to security holders.

2. Please revise to clarify the precise number of individuals that you intend to nominate for election to Sevcon's board. The disclosure throughout the proxy statement states that you seek to nominate up to four individuals, including Ryan Morris, but six individuals are named as nominees.

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. We note that certain statements in this filing, as well as similar statements in your press release dated December 21, 2016, are not qualified as opinion or belief. Please revise to qualify the following statements in this filing as your belief:

- "The aggressive tactics the Board has taken to stonewall dialog and entrench the status quo has distracted shareholders from the opportunity at hand."

- "The Board's consistent course of action – rejecting all reasonable compromise or potential settlement negotiations – left Meson with no choice but to resubmit its nominations and proceed with a proxy solicitation."

- "The current board is incapable of overseeing or attracting the high quality management or the capital needed for the Company to achieve its potential. In our opinion, this shift would best position the Company for the opportunities ahead."

- "We are Concerned with the Board's Resistance to Necessary Change"

Voting and Proxy Procedures

Quorum; Broker Non-Votes

4. It appears that due to the contested nature of the director election, brokers will only be able to vote on any proposal at the annual meeting if the beneficial owner has instructed it how to vote. Accordingly, please delete the language stating that brokers may vote on the ratification of the public accounting firm, or advise.

Form of Proxy Card

5. Please refer to the Note on Proposal 3. Please clarify to ensure security holders are aware that they may write in the names of the company nominees as well as your nominees.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Christopher P. Davis, Esq.
        Kleinberg, Kaplan, Wolff & Cohen, P.C.